July 14, 2006

Mail Stop 4561

William Kamer
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Blvd., Suite 200
Santa Monica, CA 90401

      Re:	Douglas Emmett, Inc.
		Registration Statement on Form S-11
      Filed June 16, 2006
		File No.  333-135082

Dear Mr. Kamer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Refer to Section 1.05 of the merger agreements filed as Exhibits
10.15 through 10.35 and Section 1.02 of the contribution agreements filed as Exhibits 10.36 through 10.38. Please tell us why the conversion of these pre-formation interests into REIT shares and OP units should not be integrated with this offering. In responding to this comment, please consider in particular your use of a formula based on a share of "pre-IPO" equity to determine each distribution.
If integration is warranted, please tell us why this transaction does not constitute a roll-up within the meaning of Item 901 of Regulation
S-K. Also, please provide us with form copies of the Formation Transaction Documentation and Consent Form.
2. We note from page 37 that certain investors who elected to receive cash in the formation transactions will instead be receiving REIT shares or operating partnership units due to limits on available cash. Please discuss this in more detail and explain whether the issuance of securities to these investors impacts the exemption from registration upon which you are relying.
3. Please provide us with copies of the artwork or graphics you intend to use in the prospectus. We may have further comment.

Cover Page
4. We note that you have included cover page risk factors. Please omit these risk factors in favor of additional information that is key to the investment decision, including the amount of proceeds to be paid to affiliates, the fact that all of the REIT`s initial interests be acquired from affiliates, and the identify of each affiliate.

Summary, page 1

Summary Risk Factors, page 5
5. Please add a risk factor related to potential dilution and share price pressure caused by future stock issuances and sales by affiliates and continuing investors.

Structure and Formation of Our Company, page 8
6. Please explain the reason for the contribution to DERA.
7. Please explain briefly how net operating income will be calculated for purposes of the pre-closing fund distributions and indicate whether the distributions are subject to post-closing adjustment.
8. In the fourth bullet point on page 9, please make it clear-if true-that contributors will receive no less than $1 billion in cash and securities for their interests.
9. Once known, please disclose the key terms of your proposed financing arrangements, including any conditions placed by the lenders on the offering itself (such as the amount of proceeds). Also, please indicate whether any of your lenders or their affiliates have an interest in the formation transactions beyond the proposed financing.
10. Please describe the closing conditions. Also, please explain the reason for the requirement that the aggregate amount of cash paid in the formation transactions be at least 90% of the difference between net offering proceeds and the amount paid to holders of preferred interests.
11. Please revise the chart on page 12 to include your taxable REIT subsidiary, P.L.E. Builders, Inc., and briefly describe the purpose of this entity. Please make it clear in your summary that taxable subsidiaries are not obligated to make distributions to your operating partnership, which could result in reduced cash flow and distributable profit.

Benefits to Related Parties, page 13
12. Please quantify the interest of each affiliate in this transaction, including the pre-closing distributions, the value of OP units and shares to be received in exchange for the contribution of interests in the various entities and LTIP units and stock options to be issued by you.

Conflicts of interest, page 14
13. Please revise to briefly describe the conflicts of interest in connection with the contribution agreements and formation transactions apart from the limitations on indemnification and your vigorous enforcement.

Dividend Policy, page 16
14. Where relevant, please include a distribution table supporting your projections for future dividends over the next 12 months.

Summary Historical and Pro Forma Financial and Operating Data,
page
18

Funds from Operations, page 20
15. We note that you have reconciled funds from operations to income
(loss) before minority interest in operating partnership. Generally, non-GAAP financial measures that depict performance are balanced with net income (loss) or income (loss) from continuing operations. Please advise us why you view income (loss) before minority interest in operating partnership to be the most directly comparable financial measure calculated and presented in accordance with GAAP or revise your reconciliation in response to this comment throughout the filing, as appropriate.


Risk Factors, page 23

Risks Related to Our Properties..., page 23
16. Please add a factor discussing risk related to your ability to make continuing dividend payments of a particular level or at all and discussing the tax impact of distributions in excess of REIT earnings. If you may fund distributions from proceeds or borrowings, please include a discussion of associated risks.
17. Please discuss risk of increased property taxes in the event of a reassessment following the close of this transaction.

The price we will pay for the assets..., page 23
18. Please revise to make it clear that your interests are being purchased from affiliates.

Risks Related to Our Organization..., page 31
19. Please add a risk factor related to the board`s control over executive compensation and the risk that compensation awards may not be tied to or correspond with improved financial results or share price.

Our predecessor principals exercised..., page 32
20. Please explain in more detail how your predecessor principals may receive "disproportionate benefits."

Tax consequences to holders..., page 32
21. Please revise to explain the risk to shareholders with more specificity.

Our senior management team..., page 32
22. Please quantify management`s control assuming the conversion of all partnership units.

Our fiduciary duties as sole member..., page 34
23. Please explain in more detail how your duties to shareholders and partners may conflict and how amendments to the partnership agreement could adversely affect partners` rights or-if not approved-adversely affect the rights of shareholders.

Forward-Looking Statements, page 41
24. We do not understand how use of the term "pro forma" identifies a forward-looking statement. Please advise or revise.

Use of Proceeds, page 42
25. Please separate offering proceeds from the sources of other funds
needed for each specified purpose.  Refer to instruction 3 to Item
504 of Regulation S-K.   Be sure to break out loans incurred to
provide contributors with additional cash consideration and state separately the amount of cash to be paid to prior investors as a distribution and the amount of cash that represents consideration for their property interests.  Also, please identify separately each loan
to be repaid with the proceeds of this offering, indicate whether it
was incurred within the last year and, if so, describe the use of the
loan.   Refer to instruction 4 to Item 504.  Finally, please
provide
the information required by instruction 5 to Item 504.

MD&A, page 51

Overview, page 51
26. We note that the fair value of the tangible assets will be determined based on relevant information obtained in connection with these interests. In light of the fact that you have not obtained third-party appraisals of the properties, please discuss the type of relevant information you expect to rely on.

Significant Financing Transactions, page 53

Concurrent with this Offering, page 53
27. Please disclose your anticipated leverage ratio following the contemplated financings.

Critical Accounting Policies, page 57

Impairment of Long-Lived Assets, page 59
28. We do not understand how you have reached the conclusion that your strategy of holding properties over the long-term directly decreases the likelihood of incurring an impairment loss. Impairments to long-lived assets may result from a variety of events or changes in circumstances that may result during the early or later years of holding a long-term asset. Please supplementally advise us how you have reached your conclusion that the likelihood of impairment has been diminished directly by your strategy or delete this conclusion from your disclosure.

Historical Results of Operations, page 60
29. Please revise your disclosure to provide the readers with a better understanding of trends and uncertainties. For example, consider explaining how current and planned future repositioning may impact future operating results. Also, we note that personnel costs increased in 2005 as compared to 2004 but you have not explained the reason for the increase or disclosed whether such costs are expected to increase in the future. Refer to SEC Release No. 33-8350 for additional guidance.

Comparison of three months ended March 31, 2006..., page 60

Multifamily Revenue, page 61

Rent, page 61
30. Please discuss separately increases due to rollover among rent-controlled units. We have the same comment with regard to your discussion of year-over-year results.

Liquidity and Capital Resources, page 66
31. On page 68, please discuss timing and amount of anticipated expenses related to current repositioning projects, such as Warner Center Towers, Trillium and Bishop Place.
32. Please indicate your belief as to whether you will have sufficient cash flows to cover your liquidity needs in the next 12 months. In this regard, we note that your senior revolving credit facility has not yet been established. Please make this clear.
33. We note that distributions to minority interests and stockholders have exceeded net cash provided by operating activities during the years ended December 31, 2005, 2004 and 2003. Please discuss the source(s) of these excess distributions.

Commitments, page 68
34. Please recast the information in this section to provide the table required by Item 303(a)(5) of Regulation S-K. In doing so, please consider including any purchase commitments related to capital expenditures associated with tenant improvements, repositioning and any other purchase obligations.


Inflation, page 73
35. While your disclosure does discuss how the effects of inflation will generally be partially offset by rent increases and expense escalations which will be paid by your tenants, your disclosure does not appear to discuss if inflation has had a material impact on your revenues or income from continuing operations during the three most recent fiscal years. Please revise your disclosure to fully meet the requirements of Item 303 (a)(3)(iv) of Regulation S-K.

Business and Properties, page 87
36. As necessary, please revise your summary to reflect changes made
in response to comments on this section of your prospectus.
37. Where relevant, please provide the disclosure required by Item
24
of Form S-11.
38. In the chart on page 88, please break out information related to rent-controlled and non-rent-controlled residential units.

History, page 89

Overview, page 89
39. Please omit summary references to the institutional funds` return on capital both here and on page 95 (in the discussion of your management team). You may, however, revise management`s discussion and analysis to provide such information in a more balanced context, including a detailed explanation of how you calculated the rate of return and the identification of any recent trends. Reconsider the risk factor on page 35 as necessary.

Our Competitive Strengths, page 90

Disciplined Strategy..., page 91
40. Please disclose the basis of Eastdil Secured`s conclusion, including how many public REITs it analyzed and how it obtained information regarding each REIT`s market penetration.

Strong Internal Growth..., page 93
41. On page 94, please discuss the percentage of your Los Angeles
County office rent subject to re-lease in upcoming periods. Also, with respect to your residential portfolios, please provide on page
94 data that adjusts the average asking premium for rent-controlled units.

Diverse Tenant Base, page 92
42. Please disclose the basis of your belief that smaller commercial tenants are less rent sensitive and more likely to renew.

Business and Growth Strategies, page 96

Redevelopment and Repositioning..., page 96
43. With respect to each project, please disclose the market average rental and occupancy rates at the time of purchase and as of March 31, 2006. With respect to the Harbor Court project, please disclose your average rental rate at the time of purchase.

Existing Portfolio, page 99
44. Please revise footnotes (4), (8) and (9) to disclose the key lease terms.
45. Where relevant, please include a section describing current development, redevelopment or repositioning projects, including Warner Center Towers and Trillium. Refer to Item 14(d) of Form S-11.

Management, page 131

Employment Agreements, page 137
46. Please confirm that you will discuss and file as exhibits to this registration statement all executive employment agreements prior to consummating this offering.

Certain Relationships and Related Transactions, page 141
47. Please revise to provide the information described in Instruction
5 to Item 404(a) of Regulation S-K and Item 404(d).

Intercompany Transactions..., page 143
48. Please indicate how much each of your directors and officers earned through their interests in DECO in 2005 and the first quarter of 2006.

Pre-Closing Cash Payments..., page 144
49. Please disclose briefly the purpose of these payments.

Structure and Formation of Our Company, page 145

Benefits of the Formation Transactions..., page 151
50. For assets acquired by the sellers within the last five years, please disclose the aggregate depreciation claimed by the sellers for federal income tax purposes. Refer to Item 24 of Form S-11.

Shares Eligible for Future Sale, page 178

Lock-up Agreements and Other..., page 179
51. Please clarify whether continuing investors other than your predecessors` principals may short (or similarly hedge) your stock during the 180-day lock-up period and, if so, explain briefly how this may be done without involving shares acquired in the formation transactions.

Federal Income Tax Considerations, page 181
52. As you will need to file the legal opinion prior to effectiveness, please revise to reflect the legal opinion rather than an expected opinion.

Underwriting, page 201
53. We note that the underwriting obligation is subject to there being "no material change in...the financial markets." Please provide us with a copy of the underwriting agreement and tell us whether this constitutes a "market out" clause. We may have further comment.

Unaudited Pro Forma Consolidated Financial Information

General, page F-3
54. We note in the first paragraph that you refer to the nine California limited partnerships consolidated into DERA. However, the
DERA financial statements only refer to eight California limited partnerships. Please advise.
55. Present in separate columns in the pro forma balance sheet the pro forma impact of each acquisition. Follow this with a subtotal column presenting the balance sheet of the combined entity before the impact of the offering. Please then present separate adjustment columns giving effect to the receipt and application of offering proceeds and other financings followed by a final column reporting the pro forma entity after the offering.

Adjustments to the Pro Forma Consolidated Balance Sheet
56. Related to note (F), please explain how you concluded that interests in the institutional and investment funds held by Affiliates other than directly by DERA should be accounted for a reorganization of entities under common control. In your response, please tell us how you applied EITF 02-5 in determining that there was common control.
57. Regarding Note (H), we note that you have accounted for the acquisition of the predecessor principals` interests in DECO and PLE as a reorganization of entities under common control and thus reflected the acquisition at historical cost. Please explain your basis in GAAP for accounting for this transaction as a reorganization of entities under common control and tell us how you have determined that the principals represent a control group under EITF 02-5. Please provide a similar analysis as it relates to the acquisition of the Single Asset Entities in Note (G).

Adjustments to the Pro Forma Consolidated Statements of Operations
58. We note that you have adjusted revenues and depreciation and amortization expenses due to the purchase accounting adjustments made related to the acquisition of interests of non-affiliate investors in
DERA. Please explain why the amounts of the Pro Forma adjustments in
Note (BB) for the three month period ended March 31, 2006 don`t represent approximately one-fourth of the amounts of the adjustments made to the full year ended December 31, 2005.
59. Related to note (GG), please revise your adjustment to only include the impact of stock compensation expense that will have recurring effect beyond the initial twelve months. The note should still disclose the impact of the fully-vested units.

Financial Statements

Douglas Emmett Inc. and Subsidiaries

Organization and Description of Business, page F-25
60. Please disclose the ownership and initial capitalization transactions for Douglas Emmett, Inc. and Subsidiaries.






Douglas Emmett Realty Advisors, Inc.

Commitments and Contingencies, page F-64
61. We note that you are unable to reasonably estimate the fair value of the conditional asset retirement obligation related to environmental regulations in place for the handling and disposal of asbestos at certain of your real estate assets because the date that you might incur such costs is indeterminate because you would only incur such costs if you undergo a major renovation or demolish an asset. With respect to providing a description of your obligation under FIN 47, please advise us and disclose in your filing the number of your properties that are known to contain asbestos and are therefore subject to conditional asset retirement obligations related to environmental regulations currently in place.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Howard Efron at 202-551-3439 or Steve
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3780
with any other questions.

Sincerely,



Elaine Wolff
Branch Chief


cc:	Gregg A. Noel (via facsimile)




William Kamer
Douglas Emmett, Inc.
July 14, 2006
Page 1